Exhibit 1

Trading Symbols (TSX-V: LM; OTCQB: LMDCF)

151 Bloor St West Suite 703 Toronto, Ontario Canada M5S 1S4 Tel : 416.927.7000 Fax : 416.927.1222 www.lingomedia.com

Lingo Media Corporation

Form 51 – 102 F1

Management Discussion & Analysis

Third Quarter Ended September 30, 2015

November 30, 2015

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE SECOND QUARTER ENDED SEPTEMBER 30, 2015

Notice to Reader

The following Management Discussion & Analysis ("MD&A") of Lingo Media Corporation’s (the "Company" or "Lingo Media") financial condition and results of operations, prepared as of November 30, 2015, should be read in conjunction with the Company's Condensed Consolidated Interim Financial Statements and accompanying Notes for the nine months ended September 30, 2015, which have been prepared in accordance with International Financial Reporting Standards are incorporated by reference herein and form an integral part of this MD&A.  All dollar amounts are in Canadian Dollars unless stated otherwise. These documents can be found on the SEDAR website www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current period to those of the preceding comparable three month period. We also provide analysis and commentary that we believe is required to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects. Readers are cautioned that actual results could vary.

Cautions Regarding Forward-Looking Statements

This MD&A contains certain forward-looking statements, which reflect management’s expectations regarding the Company’s results of operations, performance, growth, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Quantitative and Qualitative Disclosures of Market Risk" section of this MD&A.

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	2

Summary Description of Lingo Media

Lingo Media (“Lingo Media,” the “Company,” “we” or ”us”) is an EdTech company that is ‘Changing the way the world learns English’ through the combination of education with technology. Through its two distinct business units, Lingo Media develops, markets and supports a suite of English language learning solutions consisting of web-based software licensing subscriptions, online and professional services, audio practice tools and multi-platform applications. The Company continues to operate its legacy textbook publishing business from which it collects recurring royalty revenues.

Lingo Media’s two distinct business units include ELL Technologies and Lingo Learning. ELL Technologies is a global web-based educational technology (“EdTech”) English language learning training and assessment company that creates innovative Software-as-a-Service eLearning solutions Lingo Learning is a print-based publisher of English language learning textbook programs in China. Lingo Media has formed successful relationships with key government and industry organizations, establishing a strong presence in China’s education market of more than 300 million students. The Company is extending its global reach, with an initial market expansion into Latin America and continues to expand its product offerings and technology applications.

Lingo Media has undertaken a business transition which began to gather momentum in 2015. Lingo Media has continued to invest in language learning and leverage its industry expertise to expand into more scalable education-technology. Recent product initiatives have allowed us to expand the breadth of our language learning product offerings, and reinforced the belief that the web-based EdTech learning segment continues to present a significant opportunity for long-term value creation. Customers in this market have demands that recur each year, creating a higher likelihood of return business and predictable revenue opportunity. This demand profile also fits well with our suite of products and increasingly recognizable ELL Technologies brand.

Lingo Media continues to focus on software and content development to address market needs within the government, academic and corporate sectors.

Operational Highlights

●	Online English Language Learning:

☑	partnered with Proloux, a subsidiary of the University of Guadalajara to provide accredited certification for ELL Technologies’ software programs

☑	entered into an agreement with ISA Corporativo for advertising services throughout Mexico’s metro stations in exchange for software licenses

☑	selected by Peruvian Navy to provide software licenses to ELL Technologies’ training products

☑	secured software licensing contracts for ELL Technologies’ programs with municipal government in Caldas Department, Colombia

☑	completed the development of ELL Technologies’ Winnie’s World, in HTML5 for the pre-kindergarten and kindergarten market

☑	awarded a large government contract with SENA, an organization under the Ministry of Labour of Colombia to build the world’s largest digital library of English language learning resources

●	Print-Based English Language Learning:

☑	co-published our 550 millionth unit of PEP Primary English and Strating Line programs with People’s Education Press in China

☑	conducted extensive teacher training initiatives and workshops

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	3

Over the last three quarters, our strategy has been to transition more and more of our business to online subscriptions and digital downloads that enable learners to bring your own device (“BYOD”) and beyond paper-based textbook publishing. We believe that these online subscription formats provide customers with an overall better learning experience, the flexibility to use our products on multiple platforms (i.e., beyond desktops to tablets and mobile extensions), and is a more economical and relevant way for us to deliver our products to customers.

As a result of strategic reorganization and realignment of the business, as of September 30, 2015, we had integrated Speak2Me Inc., Parlo Corp. and ELL Technologies Ltd. into one segment, ELL Technologies Ltd., and now operate only two segments. Our web-based online English language learning division is ELL Technologies Ltd. (“ELL Technologies”) and our print-based English language learning textbook publishing division is Lingo Learning Inc. (“Lingo Learning”).

Online English Language Learning

ELL Technologies, acquired in 2010, now offers over 2,000 hours of interactive learning through a number of product offerings that include Winnie’s World, English Academy, Scholar, Campus, Master and Business, in addition to custom solutions. ELL Technologies is marketed in 14 countries through a network of distributors and earns its revenues from licensing and subscription fees from its suite of web-based EdTech language learning products and applications.

At the time of the acquisition, ELL Technologies had an extensive existing product line which required substantial revisions in the technology platform and user interface. Over the past few years, our development team has engineered an eLearning platform and has been introducing new products to the market since the beginning of 2015, integrating cutting-edge technologies, solutions, content and pedagogy.

ELL Technologies’ high-tech, easy to implement eLearning Software-as-a-Service solutions have positioned the Company to teach the world English. As a result of ongoing investment into product development, we are able to provide learners of all ages and levels of English proficiency with a platform to further their language learning development. See our “Correlation Table” below:

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	4

The horizontal axis contains our product line and correlates to the vertical axis which contains the ages and levels of proficiency that the product has been designed for.

To summarize our 2015 product development achievements to date, we have:

●	developed of leading\-edge technology tools including Lesson Builder and Course Builder
●	completed the redesign of Scholar and Master
●	digitized and released Campus
●	continuing to advance development of English Academy
●	completed six additional interactive environments in Winnie’s World
●	launched Winnie’s World in HTML5
●	released Phase I of our new Learning Management System
●	advanced the development of a new digital library of English language learning resources

All of our products have been designed for our proprietary learning management system which completes the suite of products and allows ELL Technologies to market and sell to academic institutions, governments and corporations. Educators who license the platform will be able to easily create, convert, edit, and arrange lessons and courses as they see fit. ELL Technologies retains all rights to user generated content to continuously expand its digital library.

Formative assessments and data gathering functionality allows us to adapt and improve content. Based on that data, we are able to program iterations to address specific problem areas and to make learning more accessible, efficient and measurable. Built for learners, by learners, we empower educators and allow them to easily transition from pure classroom paper-based teaching to the online world.

Print-Based English Language Learning

The Company continues to maintain its legacy textbook publishing business through Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students. To date, it has co-published more than 552 million units from its library of program titles.

Revenue Recognition Policy

Lingo Learning earns royalty revenues from its key customer, People’s Education Press and People’s Education & Audio Visual Press (collectively “PEP”), who are China’s State Ministry of Education’s publishing arm, on the following basis:

●	Finished Product Sales – PEP prints and sells Lingo Learning’s English language training programs to provincial distributors in China; and

●	Licensing Sales – PEP licenses Lingo Learning’s English language training programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Learning earns significantly higher royalties from Licensing Sales compared to Finished Product Sales.

In accordance with the co-publishing agreements between PEP and Lingo Learning, PEP pays to Lingo Learning a royalty on sales of textbooks and supplemental products called Finished Product Sales. In addition, PEP pays to Lingo Learning a percentage of their royalties earned on actual revenues called Licensing Sales. PEP provides Lingo Learning with sales reconciliations on a semi-annual basis, as their reporting systems are not able to provide quarterly sales information. Revenue is recognized upon the confirmation of such sales and when collectability is reasonably assured.

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Royalty revenues from PEP’s audiovisual-based products are recognized quarterly upon the confirmation of sales, and when collectability is reasonably assured. Royalty revenues are not subject to right of return or product warranties. Revenue from the sale of published and supplemental products is recognized upon delivery and when the risk of ownership is transferred and collectability is reasonably assured.

ELL Technologies has now fully-integrated Parlo and Speak2Me into its offerings, and it earns training revenue by developing and hosting online English language learning solutions for its customers, both off the shelf and customized solutions. Revenue is recognized upon delivery of the online courses to the end client through its distributor and when collectability is reasonably assured.

When the outcome of a contract cannot be reliably estimated, all contract related costs are expensed and revenues are recognized only to the extent that those costs are recoverable. When the uncertainties that prevented reliable estimation of the outcome of a contract no longer exist, contract revenue and expenses are recognized using the percentage of completion method. During the third quarter of 2015, the Company recognized revenue of $1,164,046 based on the percentage completion method as and when the collectability was assured.

Overall Performance

For the third quarter ended September 30, 2015, Lingo Media earned revenue of $1,203,201 as compared to $222,468, recording a 441% increase. As a result of the increased revenue, the Company recorded a net profit for the period of $700,408 as compared to a net loss $(179,146), an increase of 491%. The increase in revenue and net profit are primarily attributed to company’s sales and marketing efforts in Online English Language Learning segment of its business.

Online English Language Learning

ELL Technologies earned revenue from its portfolio of products of $1,164,046 for the quarter ended September 30, 2015, compared to $158,688 for the same period in 2014, an increase of 634%. This increase in sales is due to the Company maximizing its sales efforts related to its ELL Technologies’ redesigned suite of products. Since 2012, the Company has completely redesigned the user interface, learning management system and the multi-browser delivery system for desktops and tablets for its ELL Technologies suite of products including Winnie’s World, English Academy, Scholar, Campus Master and Business. The redesign has now been completed and full sales efforts have resumed and recorded a 634% increase in revenue in the 2015 third quarter as compared to the same period in 2014.

Print-Based English Language Learning

Lingo Media earned royalty revenue of $39,155 for the three months period ended September 30, 2015 compared to $63,780 for 2014 from People’s Education & Audio Visual Press.

According to the Company’s current practice of recording revenues from PEP, Lingo Media recognizes no revenues from its print-based English language learning business in the first and third quarters as the sales from print-based products in China are reported semi-annually in the second and fourth quarters.

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	6

Market Trends and Business Uncertainties

Lingo Media believes that the global market trends in English language learning are strong and will continue to grow at a rapid pace. Developing countries around the world, specifically in Asia and Latin America are expanding their mandates for the teaching of English amongst students, young professionals and adults.

The British Council suggests that there are 1.6 Billion people learning English globally. English language learning products and services are a US$56.3 Billion global market notes Ambient Insight, who also forecasts digital English learning expenditures to account for US$3.1 Billion by 2018.

Markets and Markets forecasts the global EdTech market to grow from US$43.27 Billion in 2015 to US$93.76 Billion to 2020, or at a CAGR or 16.72%.

GSV Advisors forecasts digital English learning product expenditures to be US$2.5 Billion (or 7.3%) of the global market by 2016, with Latin America representing approximately US$260.9 Million of that figure. Students attending English language training (“ELT”) classes in Latin America accounted for approximately 14 per cent of worldwide revenues, or US$321-million in 2013. Growth has been very rapid in the region, and represents a particularly strong opportunity moving forward relative to other geographic regions. The remaining market for ELT is largely concentrated in Europe, the Middle East and Africa (45 per cent of revenues or US$1.04-billion) and the Asia Pacific region (35 per cent of revenues or US$825-million).

Lingo Media is uniquely positioned to take advantage of the market opportunity for teaching English in Latin America, China and other countries in Asia, with its scalable web-based learning technology and solutions. Although the market outlook remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

As at September 30, 2015 Lingo Media had working capital of $1,246,064 compared to a working capital deficiency of $(640,371) as at September 30, 2014. Total comprehensive income for the quarter ended September 30, 2015 was $631,730 compared to total comprehensive loss of $(255,659) for the quarter ended September 30, 2014.

Financial Highlights

The Quarter Ended September 30	2015	2014
Revenue
Print-Based English Language Learning	$39,155	$63,780
Online English Language Learning	1,164,046	158,688
	1,203,201	222,468
Net Profit for the Period	694,300	(179,146)
Total Comprehensive Income	631,730	(255,659)
Earnings /( Loss) per Share, Basic and Diluted:	$0.023	$(0.012)
Total Assets	4,634,562	2,089,204
Working Capital / (Deficit)	1,246,064	(640,371)
Cash Provided – Operations	$545,323	$25,390

The Company had cash on hand as at September 30, 2015 of $139,042 (2014 - $19,417) and accounts receivable of $2,277,971 (2014 - $996,465) to settle its current liabilities of $1,482,742 leaving a working capital balance of $1,246,064 (2014 – deficiency of $640,371).

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Results of Operations

During the period, Lingo Media earned $1,164,046 in online licensing sales revenue as compared to $158,688 in 2014. This revenue increase from online English Language Learning is due to the fact that the Company has resumed its sales efforts related to its ELL Technologies redesigned suite of products. The Company has completely redesigned the user interface, learning management system and the multi-browser delivery system for desktops and tablets for its ELL Technologies suite of products including Winnie’s World, English Academy, Scholar, Campus Master and Business. The product overhaul has been completed and full sales efforts have resumed in 2015 and recorded a 634% increase in online English language learning revenue in the third quarter of 2015 as compared to the same period in 2014.

Revenues from Print-Based English language learning for the period were $39,155 compared to $63,780 for the same period in 2014. Direct costs associated with publishing revenue are kept to a minimum and has been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in the development of its existing and new programs and marketing activities to maintain and increase its royalty revenues.

Selling, General and Administrative

Selling, general and administrative expenses were $340,691 compared to $205,626 in 2014. This increase was due to the increase of consulting fees & salaries in 2015. Selling, general and administrative expenses for the two segments are segregated below.

(i)	Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing increased from $92,693 in the third quarter of 2014 to $113,237 in the third quarter of 2015 due to the increase on consulting and shareholder service fees. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

For the Quarter Ended September 30	2015	2014
Sales, marketing & administration	$10,540	$29,079
Consulting fees & salaries	75,957	62,597
Travel	11,467	11,097
Premises	27,738	32,079
Shareholder service	28,356	10,877
Professional fees	4,179	18,514
Less: Grants	(45,000)	(71,550)
	$113,237	$92,693

(ii)	Online English Language Learning

Selling, general and administrative costs related to online English language learning was $227,454 for the period compared to $112,933 for the same period in 2014. Selling, general and administrative costs for this business unit increased in 2015 as compared to 2014, which included an increase of sales, marketing and administration expenditures and shareholder services.

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For the Quarter Ended September 30	2015	2014
Sales, marketing & administration	$57,640	$29,508
Consulting fees and salaries	11,026	50,860
Travel	4,587	3,594
Premises	12,000	8,742
Shareholder services	118,964	-
Professional fees	23,237	20,229
Less: Grants	-	-
	$227,454	$112,933
Total Selling and Administrative Expenses	$340,691	$205,626

Net Income

Total comprehensive income for the Company was $713,146 for the quarter ended September 30, 2015 as compared to total comprehensive loss of $(255,659) in 2014. Total comprehensive income can be attributed to the two operating segments as shown below:

Online ELL	2015	2014
Revenue	$1,164,046	$104,904
Expenses:
Direct costs	100,172	31,808
General & administrative	227,454	103,362
Amortization of property & equipment	1,638	1,125
Amortization of development costs	165,339	146,319
Income taxes and other taxes	-	-
	494,603	282,614
Segmented Profit /(Loss) - Online ELL	669,443	(177,710)
Print-Based ELL
Revenue	39,155	772,975
Expenses:
Direct costs	21,592	18,594
General & administrative	113,237	165,666
Amortization of property & equipment	703	1,091
Income taxes and other taxes	6,108	122,136
	141,640	307,487
Segmented Profit – Print-Based ELL	(102,485)	465,488
Total Segmented Profit / (Loss)	566,958	287,778
Other
Foreign exchange	175,335	(23,163)
Interest and other financial expenses	(37,510)	(46,982)
Share-based payment	(10,483)	-
Other comprehensive income	(62,570)	(17,099)
	64,772	(87,244)
Total Comprehensive Income	$631,730	$200,534

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Foreign Exchange

The Company recorded foreign exchange gain of $175,335 as compared to a gain of $110,176 in 2014, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in US Dollars, European Euros, and Chinese Renminbi.

Share-Based Payments

The Company amortizes share-based payments with a corresponding increase to the contributed surplus account. During the period, the Company recorded an expense of $10,483 compared to $29,319 during 2014.

Net Profit for the Period

The Company reported a net profit of $694,300 for the period as compared to a net loss of $(179,146) in 2014, an operational improvement of $873,446. This improvement is primarily attributed to increase in revenue of $980,733.

Total Comprehensive Income

The total comprehensive income is calculated after the application of exchange differences on translating foreign operations gain/ (loss). The Company reported a total comprehensive income of $637,730 for the quarter ended September 30, 2015, as compared to a total comprehensive loss of $(255,659) for same quarter in 2014. The earning per share for the quarter is $0.023 as compared to loss per share of $(0.01) in 2014.

Summary of Quarterly Results

	Q4-14	Q1-15	Q2-15	Q3-15
Revenue	$1,176,066	$651,627	$1,794,659	$1,203,201
Income / (Loss) Before Taxes and Other Comp Income	286,673	232,580	1,115,675	694,300
Total Comprehensive Income / (Loss)	344,096	146,598	993,552	631,730
Income / (Loss) per Basic and Diluted Share	0.01	$0.01	$0.04	$0.023
	Q4-13	Q1-14	Q2-14	Q3-14
Revenue	$1,024,555	$236,051	$877,879	$222,468
Income / (Loss) Before Taxes and Other Comp Income	635,183	(44,110)	339,769	(169,200)
Total Comprehensive Income / (Loss)	446,766	(181,565)	200,534	(255,659)
Income / (Loss) per Basic and Diluted Share	$0.02	$(0.00)	0.01	(0.01)

Liquidity and Capital Resources

As at September 30, 2015, the Company had cash of $139,042 compared to $19,417 for the same period in 2014. Accounts and grants receivable of $2,277,971 were outstanding at the end of the period compared to $996,465 in the third quarter of 2014. With 39% of the receivables from PEP and the balance due from ELL customers with a 90 day collection cycle, the Company does not anticipate an effect on its liquidity. Total current assets amounted to $2,728,806 (2014 - $1,082,408) with current liabilities of $1,482,742 (2014 - $1,722,779) resulting in working capital of $1,246,064 (2014 - working capital deficit of $640,371).

The Company receives government grants based on certain eligibility criteria for publishing industry development in Canada and for international marketing support. These government grants are recorded as a reduction of general and administrative expenses to offset direct expenditure funded by the grant. The Company receives these grants throughout the year. The grant is applied based on the Company meeting certain eligibility requirements. The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

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The Company plans on raising additional working capital through an equity private placement financing or a debt financing, as the capital markets permit, in an effort to finance its growth plans and expansion into new international markets. The Company has been successful in raising sufficient working capital in the past.

The Company has incurred significant losses over the years. The Company’s success depends on the continued profitable commercialization of its online English language learning technology.  Given the fact that the Company has had an increase in revenue of $980,733, increase in net profit of $873,446, and the Company’s current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2015.

On April 17, 2015, the Company closed a non-brokered private placement financing of 5,000,000 units at $0.10 per unit for gross proceeds of $500,000. Each Unit is comprised of one common share in the capital of the Company and one common share purchase warrant. Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.125 per share until April 17, 2016. No finders’ fee was paid. One director participated private placement financing. One director of the Company participated in the private placement and subscribed to 400,000 Units for a total price of $40,000

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:

2015	$54,020
2016	42,866
2017	-

Transactions with Related Parties

The Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

For the nine month period ending September 30, 2015, key management compensation was $347,443 (2014 – $8268,098) and is reflected as management fees and sales commissions paid to corporations owned by a director and officers of the Company. As of September 30, 2015, $199,837 (2014 - $423,076) of management compensation is deferred and included in accounts payable.

On April 17, 2015, Lingo Media closed a non-brokered private placement financing of 5,000,000 units at $0.10 per Unit for gross proceeds of $500,000. One director of the Company participated in the private placement and subscribed to 400,000 Units for a total price of $40,000.

At September 30, 2015, the Company had loans payable due to corporations controlled by directors and officers of the Company in the amount of $480,000 (2014 - $480,000) bearing interest at 9% per annum. Interest expense related to these loans is $32,311 (2014 - $32,311).

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Additional Disclosure

Intangibles

	Software & Web Development	Content Platform	Content Development	Total
Cost, January 1, 2014	$7,225,065	$1,477,112	$-	$8,702,177
Additions	394,671	-	-	394,671
Effect of foreign exchange	7,081	-	-	7,081
Cost, September 30, 2014	7,626,817	1,477,112	-	9,103,929
Additions	149,964	-	-	149,964
Effect of foreign exchange	4,830	-	-	4,830
Cost, December 31, 2014	7,781,611	1,477,112	-	9,258,723
Additions	586,360	-	813,393	1,399,754
Effect of foreign exchange	21,952	-	-	21,952
Cost, September 30, 2015	$8,389,923	$1,477,112	$813,393	$10,680,429

	Software & Web Development	Content Platform	Content Development	Total
Accumulated depreciation, January 1, 2014	$6,763,414	$1,061,868	$-	$7,825,282
Charge for the period	208,579	220,960	-	429,539
Effect of foreign exchange	2,495	-	-	2,495
Accumulated depreciation, September 30, 2014	6,974,488	1,282,827	-	8,257,315
Charge for the period	78,856	74,463	-	153,319
Effect of foreign exchange	491	-	-	491
Accumulated depreciation, December 31, 2014	7,053,835	1,357,290	-	8,411,125
Charge for the period	356,413	119,822	43,534	519,769
Effect of foreign exchange	14,563	-	-	14,563
Accumulated depreciation, September 30, 2015	$7,424,811	$1,477,112	$43,534	$8,945,458

Net book value, December 31, 2014	$727,776	$119,822	-	$847,598
Net book value, September 30, 2015	$965,112	$-	$769,859	$1,734,971

The Company began commercial production and sale of its services and products during 2009 and started amortizing the cost of software and web development costs on a straight-line basis over the useful life of the assets which is estimated to be 3 years.

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Property and Equipment

Cost, January 1, 2014	$215,599
Additions	3,277
Disposal	(53,494)
Effect of foreign exchange	1,016
Cost, September 30, 2014	166,398
Additions	6,259
Disposal	11,943
Effect of foreign exchange	(10,921)
Cost, December 31, 2014	173,679
Additions	13,281
Disposal	(5,000)
Effect of foreign exchange	4,665
Cost, September 30, 2015	$186,625

Accumulated depreciation, January 1, 2014	$183,673
Charge for the period	5,272
Disposal	(44,276)
Effect of foreign exchange	1,165
Accumulated depreciation, September 30, 2014	145,834
Charge for the period	2,114
Disposal	10,498
Effect of foreign exchange	(9,573)
Accumulated depreciation, December 31, 2014	148,873
Charge for the period	6,237
Disposal	(4,046)
Effect of foreign exchange	4,394
Accumulated depreciation, September 30, 2015	$155,458

Net book value, January 1, 2014	$31,926
Net book value, December 31, 2014	$24,806
Net book value, June 30, 2015	$31,167

Disclosure of Outstanding Share Data

As of November 30, 2015, the followings are outstanding:

Common Shares –  28,862,509

Warrants              –   9,333,668

Stock Options     –   3,459,168

Approval

The Directors of Lingo Media have approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

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